Ms. Cecilia Blye
December 13, 2017

December 13, 2017

VIA EDGAR

Ms. Cecilia Blye, Chief
Office of Global Security Risk
United States Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549

Re:    Gentex Corporation
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed February 22, 2017
File No. 0-10235

Dear Ms. Blye:

This letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the above-referenced filing of Gentex Corporation, a Michigan corporation (“Gentex” or "the Company") made in your letter dated November 30, 2017. Set forth below are each of the Staff's numbered comments (in bold), followed by Gentex's response.

General:

1.     On page 4, you list the automobile manufacturers to which you sell rearview mirrors and electronics modules. We are aware of publicly available information indicating that some of the automobile manufacturers you have identified sell vehicles in Sudan and/or Syria, including the automobile manufacturers identified in Note 7 to the consolidated financial statements as contributing 10% or more of your net sales during fiscal 2016, 2015 and 2014. Sudan and Syria are designated as state sponsors of terrorism by the State Department and are subject to U.S. economic sanctions and/or export controls. You do not include disclosure about contacts with Sudan or Syria. Please describe to us the nature and extent of any past, current and anticipated contacts with Sudan and Syria, whether through subsidiaries, customers or other direct or indirect arrangements. You should describe any products, technology and services you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of Sudan and Syria or entities they control.

Ms. Cecilia Blye
December 13, 2017

Company Response:

We respectfully acknowledge the Staff’s comment. The Company primarily sells rearview mirrors and electronic products to automotive original equipment manufacturers ("Automotive OEMs"). The Company, its U.S. subsidiaries, and its non-U.S. subsidiaries had no revenue from, nor any exports to, Sudan or Syria in 2016, 2015, or 2014, or in the nine months ended September 30, 2017. The Company, its U.S. subsidiaries, and its non-U.S. subsidiaries do not sell any products to any Syrian or Sudanese vehicle manufacturers and have no assets, operations, or agents in Syria or Sudan.

With respect to Note 7 to the Company's consolidated financial statements, you indicate that certain Automotive OEMs that contributed 10% or more of the Company’s net sales during fiscal 2016, 2015, and 2014 may sell vehicles in Sudan and/or Syria. Consistent with customary automobile industry practice, parts suppliers have no control over where Automotive OEM customers send their vehicles. However, the Company has no reason to believe that any of its Automotive OEM customers are exporting any products, including the Company's products, contrary to any U.S. export laws, rules, and regulations. In fact, the Company has reason to believe its products end up in highly developed regions, which are not usually thought to include Sudan or Syria.

Gentex rearview mirrors and electronic products are considered optional products for Automotive OEMs to incorporate in their automobiles, meaning there are suitable and less costly alternatives/substitutes to Gentex products. The Company’s products sell for a premium compared to those alternative/substitute products and, as such, are primarily included in vehicles sold in highly developed regions such as North America, Europe, Japan, and South Korea, which constitute the Company's primary markets. Automotive OEMs selling automobiles in the aforementioned regions have been, and continue to be, willing to pay a premium for the Company’s products as compared to alternatives/substitutes. The Company believes its products provide a driver with increased safety when operating an automobile, as well as increased comfort and convenience. The Company's products are only currently sold on approximately 28% (as of 2016) of the vehicles produced worldwide, demonstrating the ability of Automotive OEMs to offer alternatives/substitutes in the manufacturing of an automobile.

Of the Automotive OEMs to whom the Company sells, Gentex is responsible for component level product compliance with the regulations of the jurisdiction wherein the product will be utilized in the fully assembled automobile. In particular, given the Company's nonexistence of contacts with Sudan and Syria, Gentex does not specifically validate any components for Sudan or Syria or provide component level certifications to our Automotive OEM customers for these two jurisdictions. As indicated above, the Company has no knowledge that its Automotive OEM customers are exporting Company products via fully assembled automobiles that contain the Company’s product, in a manner that would violate U.S. export laws, rules, and regulations with respect to Sudan or Syria.

Given the foregoing, the Company does not, to its knowledge, provide any products, technology, or services to Sudan or Syria. Finally, the Company does not directly or indirectly have any agreements, arrangements, or other contacts with the governments of Sudan or Syria or entities that they control.

Ms. Cecilia Blye
December 13, 2017

2.     Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

We respectfully acknowledge the Staff’s comment. The Company is not aware of any securities laws that impose any specific disclosure requirements with respect to business activities in, or with, countries designated as state sponsors of terror. The Company does, however, understand the potential for the same to be material and, if so, the subject of disclosure. Based on the foregoing Company response, from both a qualitative and quantitative perspective, the Company does not believe that there is any material information to disclose given the lack of Company contact with Sudan and Syria. Since the Company has no assets, operations, or agents in Sudan or Syria, there is no substantial likelihood a reasonable investor would consider any disclosure with respect to Sudan or Syria as important.

Although no disclosure was deemed necessary in the Company's Form 10-K for the year ended December 31, 2016, the Company will consider whether any future disclosure may be appropriate.

We hope the foregoing is sufficiently responsive to the Staff's comments and demonstrates there is no need to revise any existing disclosure. Should you have additional comments or require additional information, please feel free to contact me by telephone at (616) 772-1590 x4412 or by email at kevin.nash@gentex.com.

Sincerely,

/s/ Kevin C. Nash

Kevin C. Nash
Vice President and Chief Accounting Officer

cc:    Mr. Fred T. Bauer, Chairman and Chief Executive Officer
Mr. Steven R. Downing, President and Chief Operating Officer
Mr. Scott P. Ryan, Assistant General Counsel